China Digital TV to Announce Third Quarter 2012 Financial Results on November 20, 2012; Announces Impairment Charge for 3DiJoy Investment

BEIJING, China, November 5, 2012 – China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced it will report its unaudited financial results for the third quarter ended September 30, 2012, after the U.S. market closes on Tuesday, November 20, 2012. China Digital TV's management will host an earnings conference call at 7:00 p.m. on Tuesday, November 20, 2012, U.S. Eastern Time (8:00 a.m. on Wednesday, November 21, 2012, Beijing/Hong Kong Time).

China Digital TV also announced that it expects to incur an impairment charge of US$4.5 million related to its investment in 3DiJoy Corporation (“3DiJoy”) in its unaudited financial results for the third quarter ended September 30, 2012. In May 2010, China Digital TV invested in 3DiJoy, a provider of motion-sensing video game solutions for cable set top boxes, PCs and other consumer electronic devices. 3DiJoy has consistently failed to achieve profitability and has been experiencing financial difficulties since early 2012. Based on a valuation conducted by a third party, China Digital TV decided to fully accrue a long-term investment impairment charge. This impairment charge will impact the net income attributable to China Digital TV in the three months ended September 30, 2012, but, as it is a non-cash adjustment, it will not negatively impact the Company’s normal business operations, cash position or cash flows from operating activities.

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode:	China Digital TV Earnings Call

A replay of the call will be available for one week between 10:00 p.m. on November 20, 2012 and 11:59 p.m. on November 27, 2012 U.S. Eastern Time.

Replay Dial-in Information

United States:	+1-718-354-1232
International:	+61-2-8235-5000
Conference ID:	58700122

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of China Digital TV's corporate website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86.10.6297.1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86.10.5960.8600

Email: chinadigital@brunswickgroup.com

In the US:

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: chinadigital@brunswickgroup.com